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06014576

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Allied Telesis Holdings K.K.

*CURRENT ADDRESS 7-21-11 Nishi-Gotanda 7-Chome
Shinagawa-ku 141-0031
Tokyo, Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

34980 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: hm
DAT: 6/21/06

Summary of Financial Results for the 3rd Quarter Ending September 30, 2005 (Consolidated)

November 14, 2005

Name of the listed company: Allied Telesis Holdings K.K. (URL http://www.allied-telesis.co.jp)
Code number: 6835
Headquarters: Tokyo
Exchange listed: Tokyo Stock Exchange Second Section
Representative: Takayoshi Oshima, Chairman and CEO
Contact: Kazuyuki Tonooka, General Affairs Section TEL: +81-3-5437-6007

1. Notes for the Quarterly Financial Statements

A) Simplification of accounting methods : Yes
(Content) Standard for the calculation of income tax: effective tax rate is calculated according to the estimated policy tax rate
B) Change in accounting from the most recent consolidated accounting year : No
C) Change in scope of consolidation and application of : No
D) equity method

2. Summary of Consolidated Financial Results for the 3rd Quarter Ending September 30, 2005
(January 1, 2005 - September 30, 2005)

(1) Consolidated Financial Results

	Sales	Operating income	Ordinary income	Net income
	Million yen [%]	Million yen [%]	Million yen [%]	Million yen [%]
3rd Quarter Ended September, 2005	39,640 [2.6]	149 [-]	609 [-]	(197) [-]
3rd Quarter Ended September, 2004	38,646 [(10.1)]	(2,205) [-]	(2,157) [-]	(1,968) [-]
(Reference) Period Ended December, 2005	51,074	(2,579)	(3,232)	(3,149)

	Net income per Share	Diluted Net income per Share
	Yen	Yen
3rd Quarter Ended September, 2005	(2.42)	
3rd Quarter Ended September, 2004	(25.10)	
(Reference) Period Ended December, 2004	(40.06)	

(Note) (1) Percents in Sales and Operating income, etc. represent the percentage change from the 3rd quarter of the previous year.

(2) A stock split was made at the rate of 10 shares for each outstanding share on August 20, 2004. The net income per share for the 3rd quarter of the period ended December, 2004, was calculated in accordance with the assumption that the stock split was retroactively carried out at the beginning of the period.

[Qualitative Information on the Consolidated Operating Results]

The Japanese economy in the 3rd quarter generally showed a gradual recovery trend, regardless of unease surrounding higher crude oil price. Overseas, the US economy showed a trend toward expansion, overcoming the fear of a temporary slowdown in the economic environment due the influence of several hurricanes. European economies showed a gradual recovery trend overall, although consumption remained weak in some areas. In Asia, including China, an environment of economic expansion continues.

In the networking market to which the Group belongs, against the background of the further progress of broadband, the tough going continues with the increasing speeds and capacities of services and the further globalization of the network space. Product development, diversification of services, and competition among firms over price-cutting are intensifying in Japan and overseas.

Given this situation, the Group has taken measures to increase sales, centered upon the gigabit switches and other products related to large capacity networks and data as well as next-generation-ready IPv6, as well as the Group's world-class IP Triple Play products for overseas markets. Product manufacturing and shipment were delayed due to the stoppage of production following the fire that occurred at an overseas parts supplier plant at the beginning of the year, which in turn caused problems in procuring some parts in the 3rd quarter.

As a result, the consolidated net sales increased slightly to 39.64 billion yen for the 3rd quarter (2.6% increase compared to the same quarter of the previous year). However, due to reduction of research and development expenditures and productivity improvements, the Group posted operating income of 149 million yen (loss of 2,205 million yen for the same quarter of the previous year), ordinary income of 609 million yen (loss of 2,157 million yen for the same quarter of the previous year), and net loss of 149 million yen (loss of 1,968 million yen for the same quarter of the year earlier), showing drastic improvement compared to the previous year.

(2) Change in Consolidated Financial Results

	Total assets	Shareholders' equity	Capital ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
As of September 30, 2005	38,981	10,716	27.5	125.39
As of September 30, 2004	39,333	8,903	22.6	112.43
(Reference) As of December 31, 2004	36,600	7,711	21.1	97.37

(Note) A stock split was made at the rate of 10 shares for each outstanding share on August 20, 2004. The net income per share for the 3rd quarter of the period ended December, 2004, was calculated in accordance with the assumption that the stock split was retroactively carried out at the beginning of the period.

[Qualitative Information on the Change in Consolidated Financial Results]

Total assets in the 3rd quarter decreased by 352 million yen compared to the same quarter of the previous year, as cash and bank deposits increased while inventory decreased.

For liabilities, there was a decrease of 2,247 million yen due to the repayment of borrowed funds, etc. An increase of 1,813 million yen in shareholder's equity compared to the same quarter of the previous year was seen due to the exercise of the right of share conversion and warrants (private placement) of a convertible bond.

3. Forecast for Consolidated Financial Results Ended December, 2005(January 1, 2005 - December 31, 2005)

	Sales	Ordinary income	Net income for the year
	Million yen	Million yen	Million yen
Full Period	54,400	610	(390)

(Reference) Forecasted net income per share (full period) - yen

[Qualitative Information on Forecast for Consolidated Financial Results]

The forecast for the results for the full period is amended as above, in accordance with the deviation of the results in the 3rd quarter from the original forecast.

See " Announcement Regarding Revision of Business Forecast (Consolidated)" released separately.

* Attached Materials

Consolidated Balance Sheets (Summary), Consolidated Income Statements (Summary), and Segment Information

* The above forecast is in accordance with the information available at the day of the release of this document, and actual results in the future may vary from the forecast depending on various factors.

1. Consolidated Balance Sheets for the Quarter (Summary)

(Thousands of Yen)

Accounts	Third Quarter 2005 (As of September 30, 2005)		Third Quarter 2004 (As of September 30, 2004)		Change		Full Period (As of December 31, 2004)	
	Amount	Percentage	Amount	Percentage	Amount	Rate of change	Amount	Percentage
		%		%		%		%
(Assets)								
I Current assets								
Cash and cash equivalents	4,855,422		3,225,966		1,629,456	50.5	3,449,919	
Notes receivables and accounts receivables	10,458,201		10,646,712		(188,511)	(1.8)	10,415,856	
Inventories	9,173,061		11,167,838		(1,994,776)	(17.9)	9,630,065	
Other current assets	4,866,078		4,102,650		763,428	18.6	3,263,264	
Total current assets	29,352,764	75.3	29,143,167	74.1	209,596	0.7	26,759,105	73.1
II Non-current assets								
Property, plant and equipment	4,453,490	11.4	4,811,682	12.2	(358,192)	(7.4)	4,875,513	13.3
Intangibles	1,943,114	5.0	2,026,064	5.2	(82,950)	(4.1)	2,170,622	5.9
Investments and other assets	3,231,857	8.3	3,352,128	8.5	(120,270)	(3.6)	2,795,513	7.7
Total non-current assets	9,628,461	24.7	10,189,874	25.9	(561,413)	(5.5)	9,841,649	26.9
Total	38,981,226	100.0	39,333,042	100.0	(351,816)	(0.9)	36,600,754	100.0
(Liabilities)								
I Current liabilities								
Notes payable and accounts payable	5,485,015		5,316,624		168,391	3.2	5,410,083	
Short-term bank loans	10,092,020		12,958,408		(2,866,388)	(22.1)	12,715,954	
Other current liabilities	5,251,007		4,824,784		426,223	8.8	3,746,706	
Total current liabilities	20,828,044	53.4	23,099,817	58.7	(2,271,773)	(9.8)	21,872,743	59.8
II Long-term liabilities								
Long-term debt	5,541,688		6,136,869		(595,180)	(9.7)	5,595,718	
Other long-term liabilities	1,209,477		589,663		619,813	105.1	708,661	
Total long-term liabilities	6,751,165	17.3	6,726,532	17.1	24,632	0.4	6,304,380	17.2
Total liabilities	27,579,209	70.7	29,826,350	75.8	(2,247,140)	(7.5)	28,177,123	77.0
(Minority interests)								
Minority interests	685,500	1.8	603,571	1.6	81,928	13.6	712,450	1.9
(Shareholders' equity)								
Common stock	4,987,405	12.8	3,361,442	8.5	1,625,962	48.4	3,361,443	9.2
Capital surplus	7,117,960	18.2	5,461,082	13.9	1,658,877	30.3	5,461,082	14.9
Retained earnings	(1,258,162)	(3.2)	199,961	0.5	(1,458,123)	–	(981,166)	(2.7)
Unrealized gain (loss) on available-for-sale securities	20,538	0.1	7,841	0.0	12,697	161.9	(6,713)	(0.0)
Foreign currency translation adjustments	(140,135)	(0.4)	(118,467)	(0.3)	(21,667)	18.3	(114,712)	(0.3)
Treasury stock	(11,090)	(0.0)	(8,740)	(0.0)	(2,349)	26.9	(8,753)	(0.0)
Total shareholders' equity	10,716,516	27.5	8,903,120	22.6	1,813,396	20.4	7,711,180	21.1
Debt and minority equity, and total capital, total	38,981,226	100.0	39,333,042	100.0	(351,816)	(0.9)	36,600,754	100.0

2. Consolidated Income Statement (Summary)

(Thousands of yen)

Accounts	Third Quarter 2005 (From January 1, 2005 to September 30, 2005)		Third Quarter 2004 (From January 1, 2004 to September 30, 2004)		Change		Full Period Ended December 31, 2004 (From January 1, 2004 to December 31, 2004)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
I Net sales	39,640,712	% 100.0	38,646,736	% 100.0	993,976	% 2.6	51,074,538	% 100.0
II Cost of sales	21,259,755	53.6	20,008,217	51.8	1,251,537	6.3	26,787,589	52.4
Gross profit	18,380,957	46.4	18,638,518	48.2	(257,561)	(1.4)	24,286,949	47.6
III Selling, general and administrative. expenses	18,231,718	46.0	20,844,441	53.9	(2,612,723)	(12.5)	26,866,168	52.6
Operating income (loss)	149,238	0.4	(2,205,923)	(5.7)	2,355,162	–	(2,579,219)	(5.0)
IV Non-operating income	790,176	2.0	308,779	0.8	481,397	155.9	267,703	0.5
V Non-operating expenses	329,447	0.8	259,900	0.7	69,547	26.8	921,315	1.8
Ordinary income (loss)	609,967	1.6	(2,157,044)	(5.6)	2,767,011	–	(3,232,832)	(6.3)
VI Extraordinary income	48,009	0.1	101,039	0.3	(53,030)	(52.5)	80,947	0.2
VII Extraordinary loss	45,275	0.1	680,117	1.8	(634,841)	(93.3)	735,701	1.5
Net income (loss) before income tax and minority interests	612,701	1.6	(2,736,122)	(7.1)	3,348,823	–	(3,887,586)	(7.6)
Income taxes	844,763	2.2	68,695	0.2	776,067	1129.7	18,865	0.1
Minority interests in net income (loss)	(34,266)	(0.1)	(836,732)	(2.2)	802,466	–	(757,239)	(1.5)
Net income (loss)	(197,795)	(0.5)	(1,968,084)	(5.1)	1,770,289	–	(3,149,212)	(6.2)

3. Segment Information

[Industry Segments]

The company is principally engaged in a single industry segment, information technology and network-related business, therefore, industry segment information is not presented.

[Geographical Segments]

Sales to Foreign Customers (Thousands of Yen)

	Third Quarter 2005 (From January 1, 2005 to September 30, 2005)	Third Quarter 2004 (From January 1, 2004 to September 30, 2004)	Change	Full Period Ended December 31, 2004 (From January 1, 2004 to December 31, 2004)
Japan	23,127,790	22,527,495	2.7%	29,813,278
Europe and America	14,684,884	14,225,476	3.2%	18,784,023
Asia and Oceania	1,828,038	1,893,764	(3.5%)	2,477,235
Consolidated	39,640,712	38,646,736	2.6%	51,074,538
Exchange rate (1 USD)	107.92 yen	109.07 yen	–	108.30 yen

(Note) 1. The of the country or the region is made by on regional proximity.

2. The main countries or regions other than Japan

(1) Europe and America

* The United States, Canada, United Kingdom, France, Germany, the Netherlands, Italy, and Austria

(2) Asia and Oceania

* Singapore, China, South Korea, Australia, New Zealand, and the Philippines

Exhibit B

November 14, 2005

To whom it may concern:

Allied Telesis Holdings K.K.
Takayoshi Oshima, Chairman and CEO
(Code No.: 6835 Second Section of the Tokyo Stock Exchange)
Contact: Kazuyuki Tonooka, General Affairs Section
TEL 03-5437-6007

Announcement Regarding Revision of Business Forecast (Consolidated)

In consideration of recent trends in the company's business results, the company hereby gives notice of the following revisions to the Forecast of Consolidated Business Results for the Period Ending December 2005 that was first announced at the time of the Announcement of Earnings on February 10, 2005.

1. Revision of Forecast Values for Consolidated Business Results for the Period Ending December 2005 (January 1, 2005, to December 31, 2005)

(Millions of Yen)

	Sales	Ordinary income (loss)	Net income (loss)
Previously Announced Forecast (A)	53,620	1,000	600
Revised Forecast (B)	54,400	610	(390)
Change (B-A)	780	(390)	(990)
Percentage Change (%)	1.5%	(39.0%)	-
(Reference) Actual Figure for Previous Period (Ended Dec. 2004)	51,074	(3,232)	(3,149)

2. Reasons for Revision of Forecast of Business Forecast

For the third quarter (January 1, 2005, to September 30, 2005), due to the influence of a production stoppage at an overseas parts supplier factory caused by a fire at the beginning of the year, upon entering the third quarter procurement of some parts was hindered and the subsequent delay in product manufacture and shipment led to sales of 39,640 million yen (2.6% increase compared to the same quarter last year), only a slight increase. However, through the reduction of expense for research and development and successful measures for the improvement of productivity, operating profit was 149 million yen (for the same quarter last year, loss of 2,206 million yen), ordinary profit was 609 million yen (for the same quarter last year, loss of 2,773 million yen), and net loss for the quarter was 197 million yen (for the same quarter last year, loss of 1,968 million yen), greatly improved from the same quarter last year.

In regard to the business results for the period ending December 2005 (January 1, 2005, to December 31, 2005), although sales are expected to closely approach the level originally forecast, as was the case at the mid-term period variation in profit and loss among Group companies led to amounts of corporate and enterprise taxes that could not be absorbed thus leading to the downward revision of net profit.

Furthermore, the parts shortages caused by damage to the factory as described above continue to be gradually improved and are predicted to be eliminated in full by the beginning of the next reporting period. As such, this should greatly contribute to improved results in the next period.

Concerning the elimination of the variation in profit and loss among Group companies, the company is currently undertaking a plan to correct the situation and seeks to improve it as soon as possible.

* The above forecast was created based upon information available as of the day of the release of this document. As such, due to various factors the actual results may vary from the forecast values. In particular, a parts shortage may be improved in the fourth quarter, and in such case the revised forecast values in this document will vary greatly from the actual results.

Exhibit C

August 19, 2005

To whom it may concern:

Allied Telesis Holdings K.K.
Takayoshi Oshima, Chairman and CEO
(Code No.: 6835 Second Section of the Tokyo Stock Exchange)
Contact: Kazuyuki Tonooka, General Affairs Section
TEL 03-5437-6007

Announcement Regarding Revision of Business Forecast (Consolidated and Unconsolidated)

Upon consideration of recent trends in the company's business, Allied Telesis Holdings K.K. announces revision of the Consolidated Business Forecast and Unconsolidated Business Forecast for the fiscal period ending December 2005 as first presented in the Announcement of Statement of Accounts on February 10, 2005.

1. Revision of Interim Figures for Consolidated Business Results for the fiscal period ending December 2005 (January 1, 2005 – June 30, 2005)

(unit: million yen)

	Sales	Ordinary Profit	Net Profit for the Period
Previously Announced Forecast (A)	26,210	310	185
Revised Forecast (B)	26,915	520	(127)
Amount of Change (B-A)	705	210	(312)
Percent Change (%)	2.7%	67.7%	–
(For Reference) Actual Figure for Previous Period (ending Dec. 2004)	25,625	(1,362)	(1,199)

2. Revision of Interim Figures for Unconsolidated Business Results for the fiscal period ending December 2005 (January 1, 2005 – June 30, 2005)

(unit: million yen)

	Sales	Ordinary Profit	Net Profit for the Period
Previously Announced Forecast (A)	3,700	375	190
Revised Forecast (B)	3,290	492	200
Amount of Change (B-A)	(410)	117	10
Percent Change (%)	(11.1%)	31.2%	5.3%
(For Reference) Actual Figure for Previous Period (ending Dec. 2004)	11,346	(129)	(381)

3. Revision of the Consolidated Business Forecast and Unconsolidated Business Forecast for the Fiscal Period ending December 2005 (January 1, 2005 – December 31, 2005)

The company will announce expectations for the full fiscal period at the time of the Announcement of Interim Business Results, planned for August 29, 2005.

4. Reasons for Revision of Business Forecast

(Consolidated Business Result)

Valuation gains for foreign currency futures contracts and translation gains not forecast at the time of the previous forecast are expected to lead to roughly 67% greater ordinary profit than originally forecasted.

However, profit and loss for the 45 domestic and international companies showed more dispersion than expected, and as a result, the influence of corporate and business taxes will be increased. Thus, net loss for the period is expected.

(Unconsolidated Business Result)

A reduction in royalty revenue from subsidiary companies is expected to lead to roughly 11% less sales than forecast. However, valuation gains for foreign currency futures contracts and translation gains not forecast at the time of the previous forecast are expected to lead to 31% greater ordinary profit than originally forecasted.

Exhibit D

July 7, 2005

To whom it may concern:

Allied Telesis Holdings K.K.
Takayoshi Oshima, Chairman and CEO
(Code No.: 6835 Second Section of the Tokyo Stock Exchange)
Contact: Kazuyuki Tonooka, General Affairs Section
TEL 03-5437-6007

Announcement Regarding the Complete Exercise of Ninth Issue of Warrants

On June 13, 2005, Allied Telesis Holdings K.K. made its Ninth Issue of Warrants (private placement), as shown below, and the exercise of the entire amount was completed on July 7, 2005.

1. Name of warrant:	Ninth Issue of Warrants by Allied Telesis Holdings K.K. (private placement)
2. Amount of total exercise:	1,640,875,000 yen
3. Exercise rate:	100%
4. Total number of shares issued with exercise:	2,500,000 shares
5. Category of equity shares:	Ordinary shares of Allied Telesis Holdings K.K.
6. Date of completion of exercise:	July 7, 2005

Exhibit E

June 16, 2005

To whom it may concern:

Allied Telesis Holdings K.K.
Takayoshi Oshima, Chairman and CEO
(Code No.: 6835 Second Section of the Tokyo Stock Exchange)
Contact: Kazuyuki Tonooka, General Affairs Section
TEL 03-5437-6007

Announcement Regarding the Complete Conversion of First Issue of Unsecured Non-detachable Warrants ("Convertible Bonds")

On June 13, 2005, Allied Telesis Holdings K.K. made its First Issue of Unsecured Non-detachable Warrants, also known as "Convertible Bonds," as shown below. The conversion of the entire amount was completed on June 16, 2005.

1. Name of convertible bond:	First Issue of Unsecured Non-detachable Warrants (Non-detachable Warrants with a Special Clause for Non-subordination to Other Bonds) by Allied Telesis Holdings K.K.
2. Cumulative conversion amount:	1,500,000,000 yen
3. Conversion rate:	100%
4. Total number of shares converted:	2,590,897 shares
5. Category of equity shares:	Ordinary shares of Allied Telesis Holdings K.K.
6. Date of completion of conversion:	June 16, 2005

Exhibit F

May 25, 2005

To whom it may concern:

Allied Telesis Holdings K.K.
Takayoshi Oshima, Chairman and CEO
(Code No.: 6835 Second Section of the Tokyo Stock Exchange)
Contact: Kazuyuki Tonooka, General Affairs Section
TEL 03-5437-6007

Announcement Regarding First Issue of Unsecured Non-detachable Warrants (Convertible Bonds, Non-detachable Warrants with the Special Clause for Non-subordination to Other Bonds) and Ninth Issue of Warrants (Private Placement)

On May 25, 2005, Allied Telesis Holdings K.K. (hereinafter "issuer") resolved to make the First Issue of Unsecured Convertible Bond Non-detachable Warrants (Non-detachable Warrants with the Special Clause for Non-subordination to Other Bonds) and the Ninth Issue of Warrants (Private Placement). This document serves as notification of the issues.

Bonds with warrant and warrants have the following characteristics and in general the Convertible Bond and the Warrant are designed in consideration of the impact to the stock price, which may be affected by the dilution of the existing share value.

1) The call option is attached to the convertible bond and the warrant. The issuer can exercise the option mentioned above any time to redeem or cancel the bond or the warrant at the issue price before the final redemption. Therefore, the issuer can redeem or amortize both the bond and the warrant before final redemption without paying additional amount other than the issue amount.

2) The convertible bond and the warrant are issued as private placement solely to Merrill Lynch International, and each shall not be transferred to any party as the original form of bond or warrant.

3) Merrill Lynch International, to which the convertible bond and the warrant are allocated, shall not loan out the shares for the purpose other than short selling for the exercise of the convertible bond or warrants.

4) For the first 3 months after the issue of the warrant, the exercise restriction clause shall

Note: This document concerning the First Issue of Unsecured Non-detachable Warrants (Convertible Bonds) and the Ninth Issue of Warrants by Allied Telesis Holdings K.K. is meant for general release to the press. It was not created with the purpose of soliticing investment.

be attached so that the warrant shall be exercisable only when the average of the closing share price of the issuer for the last 3 trade days before the start of exercise period is above 700 yen. This restriction shall be the mechanism to prevent the dilution of the existing share value by the exercise of the warrant.

5) The merit for the issuer, such that the conversion price and the exercise price increase as soon as the share price rises, shall be realized by changing the conversion price or the exercise price as needed, and the conversion and exercise shall not be interrupted even when the share price declines as the conversion price and the exercise are adjusted based on the current share price.

Terms and Conditions

I. First Unsecured Convertible Bond with Non-detachable Warrants

1. Name of the Bond: Allied Telesis Holdings K.K. First Unsecured Convertible Bond with Non-detachable Warrants (Non-detachable Warrants with the Special Clause for Non-subordination to Other Bonds), (hereinafter "the bond" for bond only, and "the warrant" for warrant only)

2. Total Amount of the Issue: 1,500,000,000 yen (aggregate nominal amount 1,500,000,000 yen)

3. Nominal Amount of the Convertible Bond: 37,500,000 yen only (one type) the convertible bond is non-detachable

4. Form of the Convertible Bond: Bearer form The bond and the warrant are not transferable separately if the warrant is detached from the bond, pursuant to the provision of Section 4, Clause 2, Article 341 of the Commercial Law.

5. Interest Rate: The bond bears no interest.

6. Issue Price: The issue price of the bond is 100 yen per the nominal amount of the bond that is 100 yen. The issue price of the warrant is nil.

7. Redemption Price: 100 yen per the nominal amount of 100 yen

8. Redemption Dare: December 13, 2005

9. Application Date: June 13, 2005

10. Payment and Issue Date: June 13, 2005

11. Offering: Private placement by allocating solely to Merrill Lynch International

12. Real Security and Guarantee

The bond is neither secured by property nor guaranteed. No property is reserved for the convertible bond.

13. Bond Administration Company is Not Established

The covertible bond meets the requirement of the provisional clause of Commercial Law Article 297. A bond administration company is not established.

14. Special Clause for Fiscal Matter

(1) As far as any amount of this convertible bond is outstanding without being redeemed, if the issuer attaches a security for a new convertible bond (a convertible bond that is resolved so that when the warrant is exercised, the warrant is assumed to be requested to be paid for the exercise of the warrant in lieu of the redemption amount of the convertible bond, pursuant to the Commercial Law Article 341, Clause 3, Section 1-7 and 8) issued after the issue of this covertible bond in the domestic market, pursuant to the Mortgage Debentures Trust Law, the issuer shall attach the security of the same priority as the new convertible bond to this convertible bond pursuant to the said Law. When the issuer attaches the security right for this covertible bond, the issuer immediately completes the registration and the necessary procedures, and makes official announcement pursuant to the Article 77 of the Mortgage Debentures Trust Law.

(2) The covertible bond does not have any other special clause such as security switching clause.

15. Redemption of the Convertible Bond and the Redemption Date

(1) Redemption at maturity

The bond covertible is to be redeemed on December 13, 2005 (maturity date) at 100 yen per the nominal amount of 100 yen.

(2) Early redemption by the issuer's option

The issuer can redeem the total (not the part of) outstanding amount of the covertible bond anytime at 100 yen per the nominal amount of 100 yen, after the notification to the bond holders made 10 days prior to the early redemption date.

(3) Early redemption by the bond holder's option

The bond holder has the right to request to the issuer redemption of part or the entire bond held by the bond holder at 100 yen per the nominal amount of 100 yen before the maturity date. To exercise the early redemption right, the bond holder must specify the bond to be redeemed and the date of the request in the redemption form, sign and seal

on the form, and deposit the form and the covertible bond at the place of payment specified in the Section 21, up to 10 business days prior to the specified early redemption date. However, the said request is effective when the average closing share price of the issuer is under the lowest conversion price set forth in the Section 22-(4)-③ in any 3 consecutive trade days (excluding the trade day without closing price) in Tokyo Stock Exchange after the issue of the covertible bond. The bond holder can exercise the early redemption request on and after the trading day immediately following the final trading day of the 3 consecutive trade days.

(4) Redemption by purchase

The issuer may purchase, hold, re-sell, or cancel the covertible bond after the issue of this covertible bond.

(5) If the date to be redeemed falls on a bank holiday, the payment date is moved forward to the bank business day before the bank holiday.

16. Special Clause for the Acceleration of Payment

The issuer shall lose the right not to pay before the redemption date under the following conditions.

① The issuer infringes the provision of the Section 14-1 or the Section 15-3, and fails to execute within 7 days.

② The issuer loses the right not to pay before the redemption date regarding a bond other than this bond, or fails to reimburse such bond when the due date arrives.

③ The issuer loses the right not to pay before the redemption date for loan debts other than bonds, or event of default occurs on other entity's bonds or loan debts guaranteed by the issuer. However, this provision is not applied if the total amount of the relevant debts do not exceed 500 million yen (after converted into Japanese yen).

④ The issuer starts a motion of bankruptcy proceeding, application to the court for bankruptcy, the receivership system, the liquidation of the company, or the special liquidation, and the board of directors resolves the dissolution of the company (excluding the case of establishing a new company or acquisition that the obligations on the convertible bond are inherited by the new or surviving company and the rights of the bond holders are not affected).

⑤ The issuer receives the instruction to start bankruptcy proceeding, the receivership system, the liquidation of the company, or the special liquidation.

The issuer immediately notifies the bond holders when the issuer loses the right not to pay before the redemption date.

17. Loss of the Certificate of the Bond

(1) If a bond holder who lost his/her certificate of the bond presents the certificate number and the case, and executes the public summons procedure, and then presents the transcript of the settled decision of cancellation of the old obligation after the no effect declaration and requests the re-delivery of the certificate, the issuer delivers a new certificate of the convertible bond to the bond holder.

(2) If the certificate of the convertible bond is damaged or tainted, the bond holder can request re-delivery of a new certificate by presenting the original certificate. However, if it is difficult to judge the authenticity of the certificate, the bond holder must follow the procedures for lost certificate.

(3) The issuer collects actual expenses (including the stamp duty) incurred on the re-delivery of the certificate from the bond holder who requests the re-delivery.

18. Pubic Notification to the Bond Holders

Public notifications to the bond holders are made in the newspapers set forth in the articles of incorporation of the issuer. However, except in the case that there are specific provisions, the issuer may make direct notification to the bond holders in place of a notification on newspapers.

19. Meeting of Bond Holders

(1)A meeting of bond holders is held by the issuer, and the opening of the meeting and the purpose of the meeting is to be notified at least three weeks before the meeting date.

(2) The meeting of the bond holders is held in Tokyo.

(3) A bond holder who holds more than 1/10 of the bonds can request to call a bond holder's meeting by presenting the written reason for the meeting to the issuer.

20. Expenses

The issuer bears the following expenses:

(1) Expenses regarding public notification set forth in Section 18.

(2) Expenses regarding bond holder's meeting set forth in Section 19.

21. Place of payment of redemption proceeds

General Affairs Department of the issuer's headquarters.

22. Description of the Warrant

(1) Number of the warrants attached to the convertible bond

1 warrant is attached to each bond, total of 40 warrants are issued.

(2) Issue price of the warrant

Issued free of any payment.

(3) Type and number of shares as the referent of the warrant

The referent of the warrant is the ordinary share of the issuer. The number of ordinary shares issued by the exercise of the warrant or transfer of the ordinary

shares held by the issuer as the substitute of the issue (hereinafter, issue or transfer of the issuer's ordinary shares is called "issue/transfer") is the number obtained by dividing total amount of the bond by the conversion price set forth in (4) of this Section. Rounding or adjustment in cash of fractional shares of less than 1 share as a result of exercise of the warrant is not executed. However, if fractional shares of 1 unit (1 unit is 100 shares) are created by exercise of the warrant, it is adjusted in cash on the assumption that the claim of purchase set forth in the Commercial Law is exercised.

(4) Amount to be paid for exercise of the warrant

① The amount to be paid for exercise of the warrant is the same amount as the issue amount of the bond.

② The initial conversion price is 493 yen.

③ Change of conversion price

The conversion price is changed to the adjusted price on and after the conversion date if the average closing ordinary share price of the issuer on the Tokyo Stock Exchange is 1 yen or more higher or lower than the conversion price that is effective immediately before the adjustment date. The average closing price here (hereinafter "price on adjustment date) is 90% (fraction less then 1 yen is rounded up) of the average of the closing price for 3 consecutive trading days (excluding the effective date and trade date without closing price) until effective date of exercise (hereinafter "adjustment date") set forth in (11)-② of the Section 22. However, if the new conversion price after adjustment is higher than 986 yen (hereinafter "the upper limit conversion price"), the new conversion price is set to the upper limit conversion price, or the new conversion price after adjustment is lower than 247 yen (hereinafter "the lower limit conversion price"), the new conversion price is set to the lower limit conversion price. The upper and lower limit conversion price are adjusted pursuant to the provision of the following ④. For the case that the adjustment pursuant to the provision of the following ④ occurs during the above mentioned 3 consecutive trading days, the closing price of the issuer's ordinary shares traded on the Tokyo Stock Exchange during the above mentioned 3 consecutive trading days shall be adjusted pursuant to this case.

When the above adjustment is made for exercise of any warrant, the issuer shall make notification of the adjusted conversion price to the bond holders.

④ Adjustment of the conversion price.

(a) The conversion price is adjusted pursuant to the following formula (hereinafter "conversion price adjustment formula") if the number of the ordinary shares of the issuer is changed or may be changed for the reason described in (b) below after the issuer issues the convertible bond.

$$\text{Conversion price after adjustment} = \text{Conversion price before adjustment} \times \frac{\text{Number of the shares outstanding} + \dfrac{\text{Number of new issue/ disposed shares} \times \text{Issued/disposed price per share}}{\text{Current share price}}}{\text{Number of the shares outstanding} + \text{Number of new issue/disposed shares}}$$

(b) If the conversion price is adjusted by the conversion price adjustment formula, the adjusted conversion price is applied pursuant to the following provisions.

(i) If new shares are issued or disposed at the lower price than the current share price set forth in (ii) of (c) below, or the ordinary shares held by the issuer are disposed (excluding that the issuer's ordinary shares are issued or transferred by exercise of the warrant enabling a request to issue or transfer the ordinary shares of the issuer, or share exchange or merge).

The conversion price after the adjustment is applied on and after the next day of the payment date or the allotment date when the issued or disposed shares are allotted to the shareholders.

(ii) Issued by share-split

The adjusted conversion price is applied on the next day of the allotment date for share-split. However, if the issuer resolves at the Board of Directors meeting that new shares are issued by share-split under the condition that the equity is capitalized from the profit available for dividend, the adjusted conversion price is applied on the next day of the closing date of the General Shareholders meeting that resolves the capitalization from such profit available for dividend.

In the provision above, if bond holders exercise the warrant between the next day of share allotment and the closing day of the shareholders General Shareholders meeting that resolves the capitalization from such profit available for dividend, the issuer issues and transfers ordinary shares to such bond holders pursuant to the following formula. Delivery of the share certificates is executed under the provision in Section 23.

$$\text{Number of shares} = \frac{\left(\text{Conversion price before adjustment} - \text{Conversion price after adjustment}\right) \times \text{Number of shares issued/transferred at the conversion price before adjustment during such period}}{\text{Conversion price after adjustment}}$$

Rounding or adjustment in cash of fractional shares less than 1 share is not executed.

(iii) Securities converted or convertible to the ordinary shares of the issuer, or warrants that are able to request issue of the ordinary shares of the issuer, at the lower price than the price that is set forth in (d) (ii below are issued or granted.

The conversion price after adjustment is calculated by applying the conversion price adjustment formula on the assumption that all of the securities, warrants, convertible bonds issued or granted are converted at the initial conversion price or exercised at the initial exercise price. This provision is applied on and after the payment date (if the warrants are issued for free, on the issue date), or on and after the next day of the allotment date for issuing or granting the securities if applicable.

(c) The conversion price is not adjusted if the difference between the conversion prices before and after the adjustment is less than 1 yen. However, if the adjustment of the conversion price is required and the price is adjusted, the price obtained by subtracting the difference from the conversion price before adjustment shall be used instead of the conversion price before adjustment in the conversion price adjustment formula.

(d) (i) For calculation of adjusted conversion price, up to the second decimal place of yen is calculated, and the second decimal place is rounded off.

(ii) The share price used in the conversion price adjustment formula is the average of the closing prices of the ordinary shares of the issuer traded on the Tokyo Stock Exchange, over 30 trading days (excluding days without the closing price) starting 45 days prior to the day the adjusted conversion price is first applied. In this case, up to the second decimal place of yen is calculated, and the second decimal place is rounded off.

(iii) The number of shares outstanding used in the conversion price adjustment formula is calculated by subtracting the number of shares outstanding on the day shares are allotted to the shareholders if applicable, or if not, on the day 1 month prior to the day the adjusted conversion price is first applied, from the number of the ordinary shares of the issuer held by the issuer on such day

(e) In addition to the case of (b) above, if adjustment of the conversion price is necessary, the issuer shall execute necessary adjustment of the conversion price by consulting with the bond holders under the following conditions

(i) Adjustment of the conversion price is necessary for the absorption of shares, decrease of equity, the new establishment and split set forth in Article 373 of the Commercial Law, the absorption and split set forth in Article 374-16 of the Commercial Law, or exchange of stock or merger.

(ii) Adjustment of the conversion price is necessary for other changes of the ordinary shares of the issuer or casus that causes the change of the shares.

(iii) Casuses occurs in succession that require adjustment of the conversion price, and the current share price that is used to calculate the adjusted conversion price for one casus is influenced by the other casus.

(f) Regardless of the provision of the (b) above, if the first day when the adjusted conversion price pursuant to (b) is applied matches with the adjustment day of the conversion price pursuant to (4)-③ of this Section, the adjustment pursuant to the (b) above is not executed. However, the upper limit and lower limit of the conversion prices are adjusted in such case.

(g) If the conversion price is adjusted pursuant to the provision of (4)-④ of this Section, the issuer shall make public notification until the day before the effective date of such adjustment that the adjustment will occur, the reason for the adjustment, the conversion price before the adjustment, the conversion price after the adjustment, the date the adjusted price is effective, and other necessary information. However, if the issuer is unable to make the above notification until the day before such effective date for share-split set forth in (b)-(ii) above, the issuer shall make immediate notification after such effective date. If the provision of (f) above is applied, such notification is effective only for the upper and lower limit of the conversion prices.

(5) Exercise period of the warrant

Exercise period of the warrant is from June 14, 2005 to December 8, 2005. However, ①for early redemption by the issuer's option, the exercise period ends on the third business day prior to such redemption date, ②for early redemption by the bond holder's option, the exercise is effective until the relevant redemption notice and the convertible bond are deposited to the place for payment of the redemption proceeds set forth in Section 21, ③for cancel of the bond by purchase, the exercise is effective until the issuer cancels the bond, or ④for acceleration, effective until such acceleration. For any of the cases above, the exercise is not effective after December 8, 2005.

(6) Other conditions for exercise of the warrant

The warrant cannot be exercised in portions.

(7) Condition for casus for cancel and cancel of the warrant

No casus for cancel is defined.

(8) The amount not to be capitalized into shareholder's equity out of the amount of the shares issued by the exercise of the warrant.

The amount not to be capitalized into shareholder's equity out of the amount of the shares issued by the exercise of the warrant is the amount that is calculated by subtracting the amount capitalized into shareholder's equity from the amount of the shares issued. The amount capitalized into shareholder's equity is calculated by multiplying such issue price by 0.5. Fractions less than 1 yen are rounded up to 1 yen

(9) Collateral payment

According to the provisions 7 and 8 of the Article 341-3, Section 1 of the Commercial Law, collateral payment is accounted such that the person who exercises the warrant claims to the bond holder to pay all the proceeds necessary for such exercise of the warrant in lieu of the redemption proceeds of the bond attached to such warrant.

(10) The first dividend after the exercise of the warrant

The dividend and interim dividend (Distribution of money set forth in the Article 293-5 of the Commercial Law) arising from the issue/transfer of the ordinary shares of the issuer by exercise of the warrant shall be paid on January 1 if the exercise of the warrant was claimed during the period from January 1 to June 30, and paid on July 1 if the exercise of the warrant was claimed during the period from July 1 to December 31. The above provision is also applied to the exercise between June 14, 2005 and June 30, 2005.

(11) Exercise procedures of the warrant

① Bond holders who intend to exercise the warrant must present such convertible bond to be exercised in the specified exercise request form, fill in date of request, sign and seal the form, and then present it to the place for exercise set forth in the Section 27 during the exercise period set forth in the Section 22-(5).

② The exercise is effective on the day all the necessary documents arrive at the place for exercise set forth in the Section 27.

23. Delivery of Share Certificates

The issuer shall deliver the share certificates immediately after the exercise being effective.

24. The Reason for Nil Issue of the Warrant and Calculation of the Amount Payable for Exercise of the Warrant.

The warrant is attached to the convertible bond and non-detachable for separate negociation. The bond is canceled on the exercise of the warrant as a result of the collateral payment. Based on this close relation between the bond and warrant, and the values obtained from the warrant, the coupon of the bond, and the issue price, the issue price of the warrant is set to nil. Since this bond is a convertible bond with warrant

attached, the payment for exercise of the warrant shall be the issue price of the bond. The initial conversion price is the closing price of the issuer's ordinary shares on the Tokyo Stock Exchange on May 25, 2005.

25. Registration Agent

Not applicable.

26. Place and Agent of Redemption Proceeds

General Affairs department of the issuer's headquarters

27. Place for Exercise Application

Sumitomo Trust & Banking Co., Ltd. Custody Service Department

28. Exercise Application Agent

Not applicable.

29. Other

(1) If the application amount for the bond is less than the amount to be issued, the amount applied shall be the total issue amount of the bond.

(2) The provisions in each Section above are subject to the coming into force of registrations pursuant to the Securities Exchange Law.

(3) Other particulars necessary for the issue of the convertible bond are left to the sole discretion of the issuer's Chairman and CEO.

II. 9th Warrant

1. Name of Warrant:	Ninth Warrant (Private Placement)(hereinafter "the warrant") of Allied Telesis Holdings K.K
2. Total Amount of Warrant:	1,400,000 yen
3. Application Date:	June 13, 2005
4. Payment Date:	June 13, 2005
5. Offering:	Private placement, the warrant is solely allotted in entirety to Merrill Lynch International

6. Type and Number of Shares as the Referent of the Warrant

(1) The type and the number of the shares to be issued, the referent of the warrant, are the ordinary shares of the issuer and 2,500,000 shares (the number of shares per warrant (hereinafter "number of allotted shares") is 2,500 shares). However, if the number of allotted shares is adjusted pursuant to the Section 6-(2) or (4), the number of shares as the referent of the warrant shall be adjusted according to the adjusted number of allotted shares.

(2) If the issuer adjusts the exercise price (defined later) according to the provision of the Section 11, the number of allotted shares is adjusted pursuant to the following formula. Fractional shares arising from the adjustment of less than 1 share are rounded off. The exercise prices before and after the adjustment calculated by this formula are the exercise price before adjustment and the exercise price after adjustment set forth in the Section 11.

$$\text{Number of allotted shares after adjustment} = \frac{\text{Number of allotted shares before adjustment} \times \text{Exercise price before adjustment}}{\text{Exercise price after adjustment}}$$

(3) The day when the adjusted exercise price is applied shall be the day when the adjusted exercise price is applied that is set forth in each provision for the adjustment of the exercise price pursuant to the Section 11 (2) and (5).

(4) If the exercise price is adjusted, the issuer shall make public notification until the day before the effective date of such adjustment that the adjustment occurs, the reason for the adjustment, the exercise price before the adjustment, the exercise price after the adjustment, the date the adjusted price is effective, and other necessary information. However, if the issuer is unable to make the above notification until the day before such effective date for share-split set forth in the provison of (2)-② in the Section 11, the issuer shall immediate notice after such effective date.

7. Total Number of Warrants: 1,000

8. Issue Price of Warrant: 1,400 yen (0.56 yen per share as the referent of the warrant)

9. Amount to be Paid for Exercise of the Warrant

(1) The amount to be paid for exercise of the warrant is the amount that is obtained by multiplying the exercise price by the number of shares allotted.

(2) The initial amount of payment per share (hereinafter "exercise price"), paid when the ordinary shares are issued by the exercise of the warrant or transferred the ordinary shares held by the issuer as the substitute of the issue (hereinafter issue or transfer of the issuer's ordinary share called "issue/transfer"), is 493 yen.

10. Change of the Exercise Price

The exercise price is changed to the adjusted exercise price on and after the conversion date, if the average closing ordinary share price of the issuer on the Tokyo Stock Exchange is 1 yen or more higher or lower than the exercise price that is effective immediately before the adjustment date. The average closing price here (hereinafter "price on adjustment date") is 90% (fraction less then 1 yen is rounded up) of the average of the closing price for 3 consecutive trading days (excluding the effective date and trade date without closing price) until effective date of exercise (hereinafter "adjustment date") set forth in (3) of Section 18. However, if the new exercise price after adjustment is lower than 395 yen (hereinafter "the lower limit exercise price"), the new exercise price is set to the lower limit exercise price. If the casus occurs such that it causes the adustment pursuant to the provision of Section 11 during the above mentiond 3 consecutive trading days, the closing price of the issuer's ordinary shares traded on the Tokyo Stock Exchange during the above mentiond 3 consecutive trading days shall be adjusted pursuant to this casus.

When the above adjustment is made for exercise of any warrant, the issuer shall notify the adjusted exercise price to the warrant holders.

11. Adjustment of the Exercise Price

(1) The exercise price is adjusted pursuant to the following formula (hereinafter "exercise price adjustment formula") if the number of the ordinary shares of the issuer is changed or may be changed for the reason described in (2) of Section 11 after the issuer issues the warrant.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of the shares outstanding} + \dfrac{\text{Number of new issue/disposed shares} \times \text{Issued/disposed price per share}}{\text{Current share price}}}{\text{Number of the shares outstanding} + \text{Number of new issue/disposed shares}}$$

(2) If the exercise price is adjusted by the exercise price adjustment formula, the adjusted exercise price is applied pursuant to the following provisions.

① If new shares are issued or disposed at the lower price than the current share price set forth in (4) ② of the Section 11, or the ordinary shares held by the issuer are disposed (excluding that the issuer's ordinary shares are issued or transferred by exercise of the warrant that enables to request to issue or transfer the ordinary shares of the issuer, or share exchange or merge).

The exercise price after the adjustment is applied on and after the next day of the payment date or the allotment date when the issued or disposed shares are allotted to the shareholders.

② Issued by share-split

The adjusted exercise price is applied on the next day of the allotment date for share-split. However, if the issuer resolves at the Board of Directors meeting that new shares are issued by share-split under the condition that the equity is capitalized from the profit available for dividend, the adjusted conversion price is applied on the next day of the closing date of the General Shareholders meeting that resolves the capitalization from the profit available for dividend.

In the provision above, if bond holders exercise the warrant between the next day of share allotment and the closing day of the General Shareholders meeting that resolves the capitalization from such profit available for dividend, the issuer issues and transfers ordinary shares to such bond holders pursuant to the following formula. Delivery of the share certificates is executed under the provision in Section 19.

$$\text{Number of shares} = \frac{\left(\text{Exercise price before adjustment} - \text{Exercise price after adjustment}\right) \times \text{Number of shares issued/transferred at the exercise price before adjustment during such period}}{\text{Exercise price after adjustment}}$$

Rounding or adjustment in cash of fractional shares less than 1 share is not executed.

③ Securities converted or convertible to the ordinary shares of the issuer, or warrants able to make request issue of the ordinary shares of the issuer, at the lower price than the price that is set forth in the Section 11-(4) and (②), are issued or granted.

The exercise price after adjustment is calculated by applying the exercise price adjustment formula on the assumption that all of the securities, warrants, convertible bonds issued or granted are converted at the initial conversion price or exercised at the initial exercise price. This provision is applied on and after the payment date (if the warrants are issued for free, on the issue date), or on and after

the next day of the allotment date for issuing or granting the securities if applicable.

(3) The exercise price is not adjusted if the difference between the exercise prices before and after the adjustment is less than 1 yen. However, if the adjustment of the exercise price required and the price is adjusted, the price obtained by subtracting the difference from the exercise price before adjustment shall be used instead of the exercise price before adjustment in the exercise price adjustment formula.

(4) ① For calculation of adjusted exercise price, up to the second decimal place of yen is calculated, and the second decimal place is rounded off.

② The share price used in the exercise price adjustment formula is the average of the closing prices of the ordinary shares of the issuer traded on the Tokyo Stock Exchange, for 30 trading days (excluding days without the closing price) starting 45 days prior to the day the adjusted exercise price is first applied. In this case, up to the second decimal place of yen is calculated, and the second decimal place is rounded off.

③ The number of shares outstanding used in the exercise price adjustment formula is calculated by subtracting the number of shares outstanding on the day shares are allotted to the shareholders if applicable, or if not, on the day 1 month prior to the adjusted exercise price is first applied, from the number of the ordinary shares of the issuer held by the issuer on such day.

(5) In addition to the case of (2) of the Section 11, adjustment of the exercise price is necessary, the issuer shall execute necessary adjustment of the exercise price by consulting with the warrant holders under the following conditions

① Adjustment of the exercise price is necessary for the absorption of shares, decrease of equity, the new establish and split set forth in the Article 373 of the Commercial Law, the absorption and split set forth in Article 374-16 of the Commercial Law, or exchange or merge.

② Adjustment of the exercise price is necessary for other change of the ordinary shares of the issuer or casus that causes the change of the shares.

③ Casuses occur in succession that require adjustment of the exercise price, and the current share price that is used to calculate the adjusted exercise price for one casus is influenced by the other casus.

(6) Regardless of the provision of (2) of this Section, if the first day when the adjusted exercise price pursuant to (2) of this Section is applied matches with the adjustment day of the exercise price pursuant to the Section 10, the adjustment pursuant to (2) of this Section is not executed. However, the upper limit and lower limit of the exercise price are adjusted in such case.

(7) If the exercise price is adjusted, the issuer shall make public notification until the day before the effective date of such adjustment that the adjustment occurs, the reason for the adjustment, the exercise price before the adjustment, the exercise price after the adjustment, the date the adjusted price is effective, and other necessary information. However, if the issuer is unable to make the above notification until the day before such effective date for share-split set forth in the proviso of (2)-② in the Section 11, the issuer shall make immediate notification after such effective date. If the provision of (6) of the Section 11 is applied, such notification is effective only for the upper and lower limit of the exercise prices.

12. Exercise Period of the Warrant

Exercise period of the warrant is from June 14, 2005 to December 13, 2005. However, if the all or part of the warrant is canceled pursuant to the each provision of the Section 14, the relevant warrant is unable to exercise after the next day of the notification of the cancel.

13. Other Conditions for Exercise of the Warrant

(1) The warrant cannot be exercised in portions.

(2) If the warrant holder exercises the warrant during the period from the issue date to September 13, 2005, the warrant holder can exercise the warrant under the condition that the average closing price of the ordinary shares of the issuer on the Tokyo Stock Exchange calculated from the 3 consecutive trading days (excluding trade days without closing prices) until the request date of the exercise is higher than 700 yen.

14. Reason for Cancellation and Conditions for Cancellation of the Warrant

(1) If the board of directors of the issuer recognizes the cancelletion of the warrant, the issuer may cancel all or the part of the warrant outstanding at 1,400 yen per warrant on the cancel date, after making public notification instructing to produce the warrant until the relevant cancel date and after noftifying the warrant holders registered on the warrant register, 1 month or more prior to such cancel date. For partial cancellation, the issuer shall take a reasonable method to determine the warrant to be canceled, including random drawing.

(2) If the issuer resolves at the General Sharehoders meeting that the issuer is merged to become a fully owned subsidiary of another company though exchange of shares or transfer of shares, the issuer shall cancel all of the warrants outstanding at 1,400 yen per warrant on the cancel date, after making public notification instructing to produce the warrant until the relevant cancel date and noftifying the warrant holders registered on the warrant register, 1 month or more prior to such cancel date determined by the Board of Directors meeting.

15. Restriction on Transfer of the Warrant

Transfer of the warrant shall require authorization from the board of directors of the issuer.

16. The Amount Not to be Capitalized into the Shareholder's Equity Among the Amount of the Shares Issued by the Exercise of the Warrant

The amount not to be capitalized into shareholder's equity from the amount of the shares issued by the exercise of the warrant is the amount that is calculated by subtracting the amount capitalized into the shareholder's equity from the amount of the shares issued. The amount capitalized into shareholder's equity is calculated by multiplying such issue price by 0.5. Fractions less than 1 yen are rounded up to 1 yen

17. The First Dividend After the Exercise of the Warrant

The dividend and interim dividend (Distribution of money set forth in the Article 293-5 of the Commercial Law) arisnig from the issue/transfer of the ordinary shares of the issuer by exercise of the warrant shall be paid on January 1 if the exercise of the warrant was claimed during the period from January 1 to June 30, paid on July 1 if the exercise of the warrant was claimed during the period from July 1 to December 31. The above provision is also applied to the exercise between June 14, 2005 and June 30, 2005.

18. Exercise Procedures of the Warrant

(1) To exercise the warrant, complete the specified request form, sign and seal on it, and then provide the form to the place for exercise of the warrant set forth in the Section 22, within the exercise period set forth in the Section 12. If the certificate was issued for the warrant to be exercised, the certificate shall also be provided.

(2) In addition to the request form set forth in the previous provision, the entire amount to be paid for the exercise of the warrant (hereinafter "payment for exercise") shall be paid in cash to the account specified by the issuer (hereinafter "specified account") at the payment handling agent set forth in the Section 23.

(3) The exercise is effective on the day all the necessary documents arrive at the place for exercise set forth in the Section 22 and the payment to the specified account is made.

19. Delivery of Share Certificates

The issuer shall deliver the share certificates immediately after the exercise being effective. However, for fractional shares, the certificates are not issued.

20. Issue of the Certificate of the Warrant

The issuer shall issue the certificate of the warrant on the request from the warrant holder.

21. The Issue Price of the Warrant and Calculation of the Amount Payable for Exercise of the Warrant.

The issuer may resolve any time after the issue date of the warrant at the Board of Directors meeting the lower limit of the exercise price, or cancellation of the warrant. If

the cancellation of the warrant is resolved, the exercise of the warrant is not effective on and after the next day of the notification of the cancellation. If the resolution for cancellation is made on the issue date, the exercise of the warrant is not possible after the next day of the issue date and the warrant holders bear high risk. In consideration of this, and in consideration of the general investment risks for the issuer, including the low liquidity of the shares and the warrants of the issuer, the financial conditions, the earnings conditions, and dividend conditions of the issuer, the issue price of the warrant is determined as described in the Section 8. The payment for exercise of the warrant is set forth in the Section 9. The initial conversion price was established as the closing price of the issuer's ordinary shares on the Tokyo Stock Exchange on May 25, 2005.

22. Place for Exercise of the Warrant

Sumitomo Trust & Banking Co., Ltd. Fiduciary Service Group

23. Payment Handling Agent

Sumitomo Trust & Banking Co., Ltd. Tokyo Central Branch

24. Other

(1) The provisions in each Section above are subject to the coming into force of registrations pursuant to the Securities Exchange Law

(2) Other particulars necessary for the issue of the warrants are left to the sole discretion of the issuer's Chairman and CEO.

[For information and guidance]

1. Use of the Proceeds

(1) Use of the proceeds

Total proceeds of 2,693 million yen, the proceeds of the issue of the convertible bond and the approximate proceeds of the exercise of the warranst, will be used for working capital.

(2) Change of use of the previous financial proceeds

There is no pertinent matter.

(3) Impact on the business performance

There is no amendment for the outlook of business results this term.

2. Profit Sharing to the Shareholders

(1) Basic policy for profit sharing

The company considers profit sharing with the shareholders as one of the most important issues of management.

(2) Philosophy of dividend

The company endeavors to maintain enough internal reserve for growth and development of the business in the future, and also realize stable and continuous profit sharing to the shareholders.

(3) Dividend for the last 3 fiscal terms

	December 2002	December 2003	December 2004
Net Profit per Share	97.52 yen	67.68 yen	(54.12 yen)
Dividend per Share	5.00 yen	5.00 yen	1.00 yen
Dividend Payout	5.1%	7.4%	−%
Return on Equity	6.2%	4.1%	−%
Dividends on Shareholder's Equity	0.3%	0.3%	0.7%

(Note) 1. 1:10 share-split was executed on August 20, 2004. The net profit per share December 2004 iscalculated on the assumption that share-split was executed at the start of the fiscal term.

2. Dividend payout for December 2004 is not presented because of the net loss.

3. Return on shareholder's equity is calculated by dividing the net profit at the fiscal term end by the shareholder's equity (average of equity at the beginning and the end of the term). ROE for December 2004 is not presented because of the net loss.

4. Dividend on shareholder's equity is calculated by dividing annual dividends total by the shareholder's equity (average of equity at the beginning and the end of the term).

3. Other

(1) Dilution by underlying shares

As the result of this finance, the ratio of the underlying shares to the total shares outstanding as of May 24, 2005, is 13.69%.

(Note) The underlying shares include the shares issued when all the warrants are exercised, and when the warrant of this convertible bond and the ninth warrant issue are converted or exercised at the initial conversion/exercise price. The ratio of the underlying shares is calculated by dividing the number of underlying shares by the number of the latest shares outstanding.

(2) Condition of Past Equity Financing

Equity financing in the last 3 years:

none.

The last 3 fiscal terms and the share prices

	December 2002	December 2003	December 2004	December 2005
Open	3,500 yen	2,515 yen	185 yen	175 yen
High	5,950 yen	3,100 yen	921 yen	731 yen
Low	2,015 yen	1,521 yen	151 yen	172 yen
Close	2,480 yen	1,850 yen	174 yen	534 yen

(Note) 1. The share price for December 2005 is represented by that of May 24, 2005
2. 1:10 share-split was executed on August 20, 2004.
The share prices (Open, High, Low. Close) for December 2004 are calculated and adjusted on the assumption that share-split was executed at the start of the fiscal term.

Price Earning Ratio and Return on Equity for the last 3 fiscal terms

	December 2002	December 2003	December 2004
PER	25.43	27.33	—
ROE	6.2%	4.1%	—%

(Note) PER is calculated by dividing the closing share price by the net profit per share of the fiscal term. PER for December 2004 is not presented because of the net loss.

4. Allotment of the Convertible bond and the Warrant

Name of person/organization allottee			Merrill Lynch International
Allotted amount of the convertible bond (nominal amount)			1,500,000,000 yen
Allotted number of the warrants			1,000
Payment amount (convertible bond)			1,500,000,000 yen
Payment amount (warrant)			1,400,000 yen
Description of the allottee	Address		Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom
	Name of the representative		Bob Wigley
	Capital amount		4,261,280,140 U.S. dollar
	Business		Financial/Securities
	Major share holder		ML UK Capital Holdings
Relation with the issuer	Equity participation	The number of shares of the allottee held by the issuer	None
		The number of shares of the issuer held by the allottee	None
	Business relation		None
	Personal relation		None

(Note) The description of the allottee and the relation with the issuer are as of March 31, 2005.

5. Schedule of Issue

(1) Convertible Bond

May 25, 2005	Resolution of board of directors to issue the convertible bonds
May 25, 2005	Filing securities registration statement
May 27, 2005	Statutory notification
June 2, 2005	Taking effect of securities registration statement
June 13, 2005	Application date
June 13, 2005	Payment date
June 14, 2005	Start of exercise of warrant
December 13, 2005	Redemption date

(2) Warrant

May 25, 2005	Resolution of board of directors to issue the warrants
May 25, 2005	Filing securities registration statement
May 27, 2005	Statutory notification
June 2, 2005	Taking effect of securities registration statement
June 13, 2005	Application date
June 13, 2005	Payment date
June 14, 2005	Start of exercise of warrant
December 13, 2005	End of exercise of warrant

Exhibit G

April 8, 2005

To whom it may concern:

Allied Telesis Holdings K.K.
Takayoshi Oshima, Chairman and CEO
(Code No.: 6835 Second Section of the Tokyo Stock Exchange)
Contact: Reiko Saito, IR
TEL 03-5437-6007

First Quarter Business Results (Preliminary Report) for Fiscal Period ending December 2005

The Consolidated Business Results (Preliminary Report) for the First Quarter of Fiscal Period Ending in December 2005 (January 1 through March 31, 2005) are reported as follows.
Official values and details will be announced on May 2, 2005.

1. Preliminary Report of Consolidated Business Results in the First Quarter of Fiscal Period ending December 2005 (January 1 through March 31, 2005)

(1) Preliminary Consolidated Business Results (unit: ¥million)

	Revenue	Operating Profit	Ordinary Profit
1st Quarter of Fiscal Period ending 12/2005 (Preliminary)	13,800	490	360
1st Quarter of Fiscal Period ending 12/2004 (Actual)	13,502	317	89
(Reference) Fiscal Period ending 12/2004	51,074	(2,579)	(3,232)

(3) Scope of Consolidation

Number of Consolidated subsidiaries 42 (7 in Japan and 35 in overseas countries)

Number of Unconsolidated subsidiaries

(4) Outline

The Consolidated Revenue for the first quarter (January 1 through March 31, 2005) was ¥13.8 billion (showing 2.2% increase over the same period last year).

The main reasons are that sales of the company's main products, L2 and L3 switches, were favorable in Japan and that the company received many inquiries concerning triple play products, mainly in Europe, resulting in a considerable increase in sales of multi-service access platform products (MAP) in overseas countries.

In addition to increased revenue, the "Profit Improvement Plan" launched last year contributed greatly to the improvement of profit as shown in 54.6% improvement for the Operational Profit and 404.5% improvement for the Ordinary Profit compared to the same period last year.

Exhibit H

March 30, 2005

To whom it may concern:

Allied Telesis Holdings K.K.
Takayoshi Oshima, Chairman and CEO
(Code No.: 6835 Second Section of the Tokyo Stock Exchange)
Contact: Reiko Saito, IR
TEL 03-5437-6007

Announcement Regarding Complete Affiliation of ROOT INC. Through Exchange of Shares

Allied Telesis Holdings K.K. announces that the company has decided to completely affiliate ROOT INC. as a subsidiary company as of May 27, 2005, by exchange of shares as detailed below, at the Extraordinary Board of Directors meeting held on March 30, 2005.

1. Objective of complete affiliation

The wireless LAN market is growing year after year due to the rapid spread of broadband infrastructure. Additionally, there are further technological innovations and efforts toward the standardization of broadband wireless LAN ongoing. The "u-Japan policy" for achieving the ubiquitous network society by 2010 has been announced as the next step of the "e-Japan strategy," a strategy promoted by the Japanese government as national strategy. As one of the essential core technologies for the ubiquitous society, further market growth can be expected in products and services in the wireless LAN market.
Under these market circumstances, Allied Telesis Holdings K.K. and ROOT INC. entered into business cooperation in July 2004 with the objective of strengthening their wireless network businesses. By combining the high technical and development capability in the wireless market of ROOT INC. with Allied Telesis Group's excellent technology, sales, support and know-how for achieving low costs in the wired IP network market, the management unification announced herein will make it possible to provide products that lead the wireless network and next-generation mobile markets, markets for which rapid growth is expected as such products form the infrastructure of IPv6 and the ubiquitous network society.

2. Conditions of Share Exchange

(1) Schedule of Share Exchange (Planned)

Board of Directors Meeting for Approving Share Exchange	March 30, 2005
Execution of Share Exchange Agreement	March 30, 2005
General Meeting of Shareholders for Approval (ROOT INC.)	April 15, 2005

* As the matter is handled as a simple share exchange, Allied Telesis Holdings K.K. will not hold a General Meeting of Shareholders for Approval of Exchange Agreement.

Date of Share Exchange: May 27, 2005

(2) Share Exchange Ratio

Company	Allied Telesis Holdings K.K. (100% Parent Company)	ROOT INC. (100% Subsidiary Company)
Share Exchange Ratio	1	119

1. Stock Appropriation Ratio

   The appropriation issue ratio is 1 ordinary share of ROOT INC. to 119 ordinary shares of Allied Telesis Holdings K.K.

2. Basis of Share Exchange Ratio Calculation

   a. Evaluation of ROOT INC. Company Value

      A third party, es Networks Co., LTD., determined the stock value of ROOT INC. based on results of modified book-value net asset, DCF, and similar company comparison analyses.

   b. Evaluation of Stock Value of Allied Telesis Holdings K.K.

      The stock value of Allied Telesis Holdings K.K. is determined based on the mean value of closing price of the stock on the Tokyo Stock Exchange Second Section for the three days immediately prior to issuance decision.

   c. Judgment by Both Concerned Parties

      Both concerned parties judge that the stock value evaluation above is fair and appropriate and, after final review and discussion, agreed to the above share exchange ratio.

3. Number of New Shares Issued

   The company plans to issue 770,525 ordinary shares.

(3) Share Exchange Issue Payment

No payment will be made.

3. Outline of concerned parties

(1) Trade name	Allied Telesis Holdings K.K. (100% parent company) (As of Dec. 31, 2004)	ROOT INC. (100% subsidiary company) (As of Jan. 31, 2005)
(2) Business	1. Management and related tasks for affiliated companies in development, manufacturing, sales, maintenance and related businesses as the holding company	1. Development and design of electronic equipment 2. Manufacturing and sales of electronic equipment 3. All businesses associated and related to the above
(3) Establishment	March 9, 1987	April 12, 1993
(4) Headquarters address	7-22-17 Nishi-Gotanda, Shinagawa-ku, Tokyo	1-17-8 Nishikata, Bunkyo-ku, Tokyo
(5) Representative director	Chairman and CEO Takayoshi Oshima	President Hiroshi Mano
(6) Capital	¥3,361 million	¥274 million
(7) Total No. of shares issued	79,239,300 shares	6,475 shares
(8) Stockholders' capital	¥9,021 million	¥71 million
(9) Total assets	¥31,951 million	¥229 million
(10) Date of closing	December 31	March 31
(11) No. of employees	33	22
(12) Main customers	As a holding company, has no direct transactions	Allied Telesis K.K. Nippon Antenna Co., Ltd. National Institute of Information and Communications Technology (NICT)
(13) Main shareholders	Takayoshi Oshima (46.8%) Oshima General Holding No.1,LLC (4.4%) Oshima General Holding No.2,LLC (4.4%) Oshima General Holding No.3,LLC (4.4%) Hiroyuki Takagi (3.2%)	Hiroshi Mano (21.7%) Softbank Internet Technology Fund No.2 (16.7%) Softbank BB Corp. (9.3%) STB-i Secondary Fund No.1 (5.6%) Net it works, Inc. (3.9%)
(14) Main banks	Sumitomo Mitsui Banking Corporation The Bank of Tokyo Mitsubishi UFJ Bank Limited Resona Bank Sumitomo Trust Bank	Resona Bank Sumitomo Mitsui Banking Corporation Sumitomo Trust Bank The Bank of Tokyo Mitsubishi The Sugamo Shinkin Bank
(15) Relationships between the parties	Capital	No relationships
	Personnel	No relationships
	Trans-actions	ROOT INC. sells wireless LAN products to Allied Telesis Group.

(16) Business results for the past three fiscal periods

	Allied Telesis Holdings K.K. (100% parent company)			ROOT INC. (100% subsidiary company)		
Fiscal period ending	12/2004	12/2003	12/2002	3/2004	3/2003	3/2002
Revenue	14,667	27,131	29,019	609	498	750
Operating profit	(1,147)	1,309	2,515	2	(92)	(145)
Ordinary profit	(915)	900	1,586	(1)	(91)	(136)
Net profit for period	(4,254)	527	760	15	(272)	(135)
Net profit per share	(¥54.12)	¥67.68	¥97.52	¥2,383	(¥42,745)	(¥21,289)
Stockholder capital per share	¥113.91	¥166.91	¥160.49	¥42,390	¥39,997	¥82,759

4. Situation After Share Exchange

(1) Trade name — No changes
(2) Business — No changes
(3) Headquarters address — No changes
(4) Representative director — No changes
(5) Capital — ¥3,361 million,
No changes in capital after share exchange
(6) Closing month — December 31 yearly
(7) Influence on business result

Significant changes in consolidated business results are not forecast after share exchange.

Exhibit I

June 16, 2005

To whom it may concern:

Allied Telesis Holdings K.K.
Takayoshi Oshima, Chairman and CEO
(Code No.: 6835 Second Section of the Tokyo Stock Exchange)
Contact: Kazuyuki Tonooka, General Affairs Section
TEL 03-5437-6007

Introduction of Executive Officer System and Assignment of Executive Officers

Allied Telesis Holdings K.K. gives notice that Introduction of the Executive Officer System and Assignment of Executive Officers and their functions were decided at the meeting of the Board of Directors held on June 14, 2005, as described below.

1. Objective of Introduction of Executive Officer System

While the company introduced the Executive Officer System as a portion of the company's business after transfer to complete holding company on July 1, 2004, the System is now applied company-wide with the goal of prompt management judgment and decision-making by clearly dividing the judgment/audit functions and the business execution functions of management and strengthening both functions.

In order to strengthen the group worldwide, the company will furthermore promote prompt business action and efficient management, giving focus to the following five points:

Central points:

(1) Restructuring of service and support businesses for attaining greater market share in the triple play market combining audio, video and data communications
(2) Strengthening operation of financial company (lease, maintenance, operations, etc.) that is one of the business models for providing triple play services
(3) Strengthening manufacturing organization, including wireless technology
(4) Reconstructing global infrastructure for strengthening intra-group communications
(5) Strengthening worldwide Allied Telesis brand and sharing global benchmarks and information

2. Date of Introduction

July 1, 2005

3. Assignment of Executive Officers and Functions

Name	New title	Present title
Takayoshi Ohshima	Chairman and CEO	Chairman and CEO
Atsushi Kotani	Vice Chairman of the Board and CFO	Representative Director
Tomoyuki Sugihara	Representative Director and CTO, head of advanced technology group	Representative Director
Satoru Maruyama	COO and CIO, head of global IR	Senior Managing Executive Officer, head of management planning
Hiroshi Mano	CTO, head of application technology (in addition, President of ROOT INC.)	President, ROOT INC.

* CEO: Chief executive officer, COO: Chief operating officer, CFO: Chief financial officer, CTO: Chief technical officer, CIO: Chief information officer

Exhibit J

February 23, 2005

To whom it may concern:

Allied Telesis Holdings K.K.
Takayoshi Oshima, Chairman and CEO
(Code No.: 6835 Second Section of the Tokyo Stock Exchange)
Contact: Reiko Saito, IR
TEL 03-5437-6007

Announcement Regarding Change in Directors

Allied Telesis Holdings K.K. announces that the company decided to change Directors at the Board of Directors meeting held on February 23, 2005, as described below. This change will be official after approval at The 18th Ordinary General Meeting of Shareholders scheduled on March 23, 2005 and the decision of the Board of Directors Meeting to be held following the General Meeting of Shareholders.

1. Planned Change in Director

(1) New Director Candidate
Tadashi Wakana
(currently Professor, Faculty of Business Administration, Saitama Gakuen University)

(2) Resigning Director
Hiroyuki Takagi